UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Georgia-Carolina Bancshares, Inc.
(Name of Issuer)

Common Stock, $.001
(Title of Class of Securities)

373145-10-1
(CUSIP Number)

Terry F. Schwartz, Esq.
Smith, Gambrell & Russell, LLP
1230 Peachtree Street, N.E., Suite 3100
Atlanta, Georgia 30309
(404) 815-3731
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)
[  ]  Rule 13d-1(c)
[x]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 373145-10-1	13G

1.	name of reporting person ss or irs identification № of above person John W. Lee
2.	check the appropriate box if a member of a group (a)□(b) □
3.	sec use only
4.	citizenship or place of organization United States of America
number of shares beneficially owned by each reporting person with	5.	sole voting power 12,765
	6.	shared voting power 0
	7.	sole dispositive power 12,765
	8.	shared dispositive power 0
9.	aggregate amount beneficially owned by each reporting person 176,723 shares of common stock
10.	check box if the aggregate amount in row (9) excludes certain shares □
11.	percent of class represented by amount in row (9) 5.01%
12.	type of reporting person* IN

Item 1(a).	Name of Issuer.

Georgia-Carolina Bancshares, Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices.

3527 Wheeler Road
Augusta, Georgia 30909

Item 2(a).	Name of Person Filing.

John W. Lee

Item 2(b).	Address of Principal Business Office, or if None, Residence.

John W. Lee 807 Carriage Court
August, Georgia 30909

Item 2(c).	Citizenship.

John W. Lee – United States of America

Item 2(d).	Title of Class of Securities.

common stock, $.001 par value (“Common Stock”).

Item 2(e).	CUSIP No.

373145-10-1

Item 3.	Not applicable.

This statement is not filed pursuant to Rule 240.13d-1(b) or 240.13d-2(b) or (c).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

As of December 31, 2012, John W. Lee may be deemed to be the beneficial owner of 176,723 shares of Common Stock. He has sole voting and dispositive power over 12,765 shares of Common Stock, which are held by an Individual Retirement Account (the “IRA”) controlled by Mr. Lee. In December of 2012, an additional 163,958 shares of Common Stock over which Mr. Lee previously held sole voting and dispositive power were transferred into an irrevocable gifting trust (the “Trust”), over which Mr. Lee’s spouse has sole voting and dispositive power. Mr. Lee has no voting or dispositive power over the shares held by the Trust, and expressly disclaims beneficial ownership over such shares.

(b) Percent of class:

John W. Lee – 5.01%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote.

John W. Lee may be deemed to have sole power to vote or direct the vote of 12,765 shares of Common Stock based on his ownership of 12,765 shares held by the IRA over which he has sole voting control.

(ii) Shared power to vote or direct the vote.

John W. Lee does not hold shared power to vote or direct the vote over any shares of Common Stock.

(iii) Sole power to dispose or to direct the disposition.

John W. Lee may be deemed to have sole power to dispose or direct the disposition of 12,765 shares of Common Stock based on his ownership of 12,765 shares held by the IRA over which he has sole dispositive control.

(iv) Shared power to dispose or to direct the disposition.

John W. Lee does not hold shared power to dispose or direct the disposition of any shares of Common Stock.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2013 /s/ John W. Lee John W. Lee